EXHIBIT (a)(1)(E)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN THE OPTION EXCHANGE

CONFIRMING RECEIPT OF ELECTION FORM

Date:

To:	[Eligible Employee]

From:	Vince Holding Corp.

Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Options tendered for exchange, subject to the terms and conditions of the Option Exchange, promptly following the Offer Expiration Date (5:00 p.m. Eastern Time on October 2, 2015, unless the Offer is extended or terminated by us).

Unless you withdraw your tendered Eligible Options by providing us a properly completed and signed Notice of Withdrawal before the Expiration Time, we will cancel all of your accepted Eligible Options in exchange for Replacement Options. If you do not withdraw your tendered Eligible Options and we accept your Eligible Options for exchange, promptly following the expiration of this Option Exchange, your Eligible Options will be cancelled and Replacement Options will be granted. Your Election Form may be revoked at any time by delivering a new properly completed and signed Election Form bearing a later date so long as we receive it before the expiration of the Option Exchange.

You should direct questions about the Option Exchange or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to this Option Exchange) by e-mail directly to optionexchange@vince.com. You may also call 646-767-5592 and leave a voice message (9:00 a.m. to 5:00 p.m. Eastern Time, Monday through Friday).